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UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52218

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED
MAR 2 3 2015

REPORT FOR THE PERIOD BEGINNING 1/1/14 AND ENDING 12/31/14
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gagnon Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
                1370 Avenue of the Americas, 24th Floor

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
        Susan DuMont   212-554-5050
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
                KPMG LLP

(Name – if individual, state last, first, middle name)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Susan DuMont _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Gagnon Securities, LLC _____ , as of _____ December 31 _____ , 20 _14_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                        Signature

                                        CFO

_____
                 Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



GAGNON SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

DECEMBER 31, 2014

GAGNON SECURITIES, LLC

CONTENTS



KPMG LLP
4 Becker Farm Road
Roseland, NJ 07068

Report of Independent Registered Public Accounting Firm

To the Members
Gagnon Securities, LLC:

We have audited the accompanying statement of financial condition of Gagnon Securities, LLC (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gagnon Securities, LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 20, 2015

GAGNON SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash and cash equivalents	$	1,997,956
Receivable from clearing broker		719,239
Furniture, fixtures and leasehold improvements, net		202,575
Other assets		447,290
	$	3,367,060

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Employee compensation payable	$	910,582
Accounts payable and accrued expenses		390,681
Total liabilities		1,301,263

Members' equity

Members' equity		2,065,797
	$	3,367,060

See accompanying notes to financial statements.

GAGNON SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

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1. Nature of business

Gagnon Securities, LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on October 21, 1999. The Company provides brokerage and investment services to its clients and clears all customer securities transactions through its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirement of the Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph k(2)(ii).

The Company is a registered broker-dealer and a registered investment advisor with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Receivable from Clearing Broker

The Company clears its proprietary and customer transactions through its clearing broker on a fully disclosed basis. At December 31, 2014 the net commission and service fee receivable from the clearing broker was $719,239.

Revenue and Expense Recognition from Securities Transactions

Proprietary securities transactions are recorded on a trade-date basis. Commissions and service fees revenue and related expenses arising from customer securities transactions are recorded on a trade-date basis.

Furniture, Fixtures and Leasehold Improvements

Furniture, fixtures and leasehold improvements is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5 years	Straight-line
Office and other equipment	5 years	Straight-line
Leasehold improvements	lease term	Straight-line
Artwork		Not depreciated

GAGNON SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

---

2. Summary of significant accounting policies (continued)

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company, however, is subject to local unincorporated business taxes in New York City (UBT).

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Furniture, fixtures and leasehold improvements

Details of furniture, fixtures and leasehold improvements at December 31, 2014 are as follows:

Furniture and fixtures	$	58,056
Office and other equipment		412,738
Leasehold improvements		98,469
Artwork		15,085
		584,348
Less accumulated depreciation and amortization		(381,773)
	$	202,575

Depreciation and amortization expense for the year ended December 31, 2014 amounted to approximately $118,000.

GAGNON SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

---

4. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was approximately $1,401,000, which was approximately $1,314,000 in excess of its minimum net capital requirement of approximately $87,000.

5. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

6. Related party transactions

The Company provides research and other operational and administrative support services to, and executes securities transactions on behalf of, related investment companies and investment partnerships. Commissions earned from these related investment companies and investment partnerships for the year ended December 31, 2014 amounted to approximately $279,000. The Company did not charge these related investment companies and investment partnerships for operating overhead costs incurred on their behalf for the year ended December 31, 2014.

The Company has an agreement with one of its members to provide research to institutions on a subscription basis. Consulting income earned in conjunction with this agreement for the year ended December 31, 2014, amounted to approximately $672,000.

7. Income taxes

The Company recorded income tax expense of approximately $79,000 for the year ended December 31, 2014 in the accompanying financial statements for New York City UBT. As of December 31, 2014, the Company owes $71,500 in UBT tax which is included in accounts payable and accrued expenses on the statement of financial condition.

GAGNON SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

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8. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in certain financial institutions which, at times, may exceed the federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

9. Exemption from Rule 15c3-3

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) as all customer transactions are cleared through another broker dealer on a fully disclosed basis.

10. Commitments

The Company is obligated under a non-cancellable operating lease for office space expiring through July 2022. The Company maintains a deposit of $200,000 in the form of a letter of credit. This amount is included in other assets on the statement of financial condition. Future minimum annual rental payments at December 31, 2014 are as follows:

Year Ending December 31,

2015	$	699,769
2016	$	847,192
2017	$	847,192
2018	$	847,192
2019	$	847,192
Thereafter		2,322,081
	$	6,410,618

Rent expense for the year ended December 31, 2014 amounted to approximately $627,000.

11. Employee benefit plan

The Company maintains a profit-sharing plan (the "Plan"), pursuant to Section 401(a) of the IRC for substantially all full-time, salaried employees. The Plan is funded entirely by the Company and contributions are made on a discretionary basis. The Company accrued approximately $732,000 for profit sharing contributions, which is included in employee compensation payable on the statement of financial condition and employee compensation and benefits in the statement of operations.

GAGNON SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

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12. Subsequent events

The Company has evaluated subsequent events or transactions that occurred from January 1, 2015 through March 20, 2015, the date the financial statements were issued. The Company did not have any significant subsequent events to report.